Exhibit 99.5

James Hardie Industries SE

Consolidated Financial Statements

as of and for the Year Ended 31 March 2012

James Hardie Industries SE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries SE

We have audited the accompanying consolidated balance sheets of James Hardie Industries SE as of 31 March 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE at 31 March 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2012 in conformity with U.S. generally accepted accounting principles.

Orange County, California

21 May 2012

James Hardie Industries SE

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March 2012	31 March 2011

Assets
Current assets:
Cash and cash equivalents	$265.4	$18.6
Restricted cash and cash equivalents	140.4	0.8
Restricted cash and cash equivalents – Asbestos	59.0	56.1
Restricted short-term investments – Asbestos	6.0	5.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million and $2.7 million as of 31 March 2012 and 31 March 2011, respectively	137.7	138.1
Inventories	189.0	161.5
Prepaid expenses and other current assets	18.8	31.6
Insurance receivable – Asbestos	19.9	13.7
Workers’ compensation – Asbestos	0.5	0.3
Deferred income taxes	15.9	21.1
Deferred income taxes – Asbestos	23.0	10.5

Total current assets	875.6	458.1
Restricted cash and cash equivalents	3.5	4.5
Property, plant and equipment, net	665.5	707.7
Insurance receivable – Asbestos	208.6	188.6
Workers’ compensation – Asbestos	83.4	90.4
Deferred income taxes	11.1	27.3
Deferred income taxes – Asbestos	421.5	451.4
Other assets	40.8	32.6

Total assets	$2,310.0	$1,960.6

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$92.6	$106.4
Current portion of long-term debt – Asbestos	30.9	—
Accrued payroll and employee benefits	45.4	40.9
Accrued product warranties	7.4	6.1
Income taxes payable	81.7	3.9
Asbestos liability	125.3	111.1
Workers’ compensation – Asbestos	0.5	0.3
Other liabilities	19.3	53.8

Total current liabilities	403.1	322.5
Long-term debt	—	59.0
Deferred income taxes	100.5	108.1
Accrued product warranties	19.6	20.1
Asbestos liability	1,537.3	1,587.0
Workers’ compensation – Asbestos	83.4	90.4
Australian Taxation Office – amended assessment	—	190.4
Other liabilities	39.7	37.6

Total liabilities	2,183.6	2,415.1

Commitments and contingencies (Note 13)
Shareholders’ equity (deficit):
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 437,175,963 shares issued at 31 March 2012 and 436,386,587 shares issued at 31 March 2011	224.0	222.5
Additional paid-in capital	67.6	52.5
Accumulated deficit	(214.6)	(784.7)
Accumulated other comprehensive income	49.4	55.2

Total shareholders’ equity (deficit)	126.4	(454.5)

Total liabilities and shareholders’ equity (deficit)	$2,310.0	$1,960.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Operations

	Years Ended 31 March
(Millions of US dollars, except per share data)	2012	2011	2010

Net sales	$1,237.5	$1,167.0	$1,124.6
Cost of goods sold	(830.5)	(775.1)	(708.5)

Gross profit	407.0	391.9	416.1

Selling, general and administrative expenses	(191.0)	(173.4)	(185.8)
Research and development expenses	(30.4)	(28.0)	(27.1)
Impairment charge	(14.3)	—	—
Asbestos adjustments	(15.8)	(85.8)	(224.2)

Operating income (loss)	155.5	104.7	(21.0)
Interest expense	(11.2)	(9.0)	(7.7)
Interest income	3.8	4.6	3.7
Other income (expense)	3.0	(3.7)	6.3

Income (loss) before income taxes	151.1	96.6	(18.7)

Income tax benefit (expense)	453.2	(443.6)	(66.2)

Net income (loss)	$604.3	$(347.0)	$(84.9)

Net income (loss) per share:
Basic	$1.39	$(0.80)	$(0.20)
Diluted	$1.38	$(0.80)	$(0.20)

Weighted average common shares outstanding (Millions):
Basic	436.2	435.6	433.1
Diluted	437.9	435.6	433.1

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Cash Flows From Operating Activities
Net income (loss)	$604.3	$(347.0)	$(84.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	65.2	62.9	61.7
Deferred income taxes	11.3	(21.9)	19.2
Pension cost	—	1.3	0.1
Stock-based compensation	7.8	9.1	7.7
Asbestos adjustments	15.8	85.8	224.2
Tax benefit from stock options exercised	—	(0.4)	(0.9)
Impairment charge	14.3	—	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(59.1)	63.3	14.9
Restricted short-term investments	(0.1)	9.7	54.4
Payment to AICF	(51.5)	(63.7)	—
Accounts and other receivables	2.2	24.9	(30.1)
Inventories	(26.7)	(8.1)	(12.2)
Prepaid expenses and other assets	19.2	6.3	(48.1)
Insurance receivable – Asbestos	25.0	22.9	14.4
Accounts payable and accrued liabilities	87.4	(7.7)	35.4
Asbestos liability	(106.3)	(97.8)	(91.0)
Deposit with Australian Taxation Office	—	254.3	(29.3)
Australian Taxation Office – amended assessment	(197.4)	190.4	—
Other accrued liabilities	(24.2)	(37.1)	47.6

Net cash provided by operating activities	$387.2	$147.2	$183.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(35.8)	$(50.3)	$(50.5)
Proceeds from sale of property, plant and equipment	0.3	0.7	—
Deposit on acquisition	(14.4)	—	—

Net cash used in investing activities	$(49.9)	$(49.6)	$(50.5)

Cash Flows From Financing Activities
Repayments of short-term borrowings	$—	$—	$(93.3)
Proceeds from long-term borrowings	160.0	460.0	274.0
Repayments of long-term borrowings	(219.0)	(555.0)	(350.7)
Proceeds from issuance of shares	11.0	4.9	10.1
Tax benefit from stock options exercised	—	0.4	0.9
Common stock repurchased and retired	(19.0)	—	—
Dividends paid	(17.4)	—	—

Net cash used in financing activities	$(84.4)	$(89.7)	$(159.0)

Effects of exchange rate changes on cash	$(6.1)	$(8.5)	$3.2

Net increase (decrease) in cash and cash equivalents	246.8	(0.6)	(23.2)
Cash and cash equivalents at beginning of period	18.6	19.2	42.4

Cash and cash equivalents at end of period	$265.4	$18.6	$19.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	$256.1	$9.5	$13.1
Short-term deposits	9.3	9.1	6.1

Cash and cash equivalents at end of period	$265.4	$18.6	$19.2

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$11.2	$9.1	$7.4
Cash paid during the year for income taxes, net	$29.5	$38.7	$48.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$—	$2.2	$(108.7)

Comprehensive income:
Net loss	—	—	(84.9)	—	—	(84.9)
Pension and post-retirement benefit adjustments	—	—	—	—	(0.2)	(0.2)
Unrealised gain on investments	—	—	—	—	1.2	1.2
Foreign currency translation gain	—	—	—	—	56.0	56.0

Other comprehensive income	—	—	—	—	57.0	57.0

Total comprehensive loss						(27.9)
Stock-based compensation	—	7.7	—	—	—	7.7
Tax benefit from stock options exercised	—	0.9	—	—	—	0.9
Equity awards exercised	1.9	8.2	—	—	—	10.1

Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$—	$59.2	$(117.9)

Comprehensive income:
Net loss	—	—	(347.0)	—	—	(347.0)
Pension and post-retirement benefit adjustments	—	—	—	—	1.3	1.3
Unrealised gain on investments	—	—	—	—	1.3	1.3
Foreign currency translation loss	—	—	—	—	(6.6)	(6.6)

Other comprehensive loss	—	—	—	—	(4.0)	(4.0)

Total comprehensive loss						(351.0)
Stock-based compensation	0.7	8.4	—	—	—	9.1
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Equity awards exercised/released	0.7	4.2	—	—	—	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$—	$55.2	$(454.5)

Comprehensive income:
Net income	—	—	604.3	—	—	604.3
Unrealised gain on investments	—	—	—	—	0.1	0.1
Foreign currency translation loss	—	—	—	—	(5.9)	(5.9)

Other comprehensive loss	—	—	—	—	(5.8)	(5.8)

Total comprehensive income						598.5
Stock-based compensation	2.0	5.8	—	—	—	7.8
Equity awards exercised	1.3	9.7	—	—	—	11.0
Dividends paid	—	—	(17.4)	—	—	(17.4)
Treasury stock purchased	—	—	—	(19.0)	—	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	—	—

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$—	$49.4	$126.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries SE manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 21 August 2009, James Hardie Industries N.V. (“JHI NV”) shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” company, and on 17 June 2010, the Company moved its corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish “SE” company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE (“JHI SE”).

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “AFFA”), the Asbestos Injuries Compensation Fund (“AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

James Hardie Industries SE

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents at 31 March 2012 is US$138.7 million related to the Company’s expected early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of

James Hardie Industries SE

the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012. Readers are referred to Note 7 for additional information.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$8.6 million, US$7.9 million and US$9.1 million during the years ended 31 March 2012, 2011 and 2010, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. The estimated fair value amounts have been determined by the

James Hardie Industries SE

Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo method.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

James Hardie Industries SE

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2012	2011	2010

Basic common shares outstanding	436.2	435.6	433.1
Dilutive effect of stock awards	1.7	—	—

Diluted common shares outstanding	437.9	435.6	433.1

(US dollars)	2012	2011	2010

Net income (loss) per share – basic	$1.39	$(0.80)	$(0.20)
Net income (loss) per share – diluted	$1.38	$(0.80)	$(0.20)

Potential common shares of 11.1 million, 13.8 million and 13.7 million for the years ended 31 March 2012, 2011 and 2010, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February

James Hardie Industries SE

2007, shares in the Former James Hardie Companies were transferred to AICF, which manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. The Company appoints three AICF directors and the NSW Government appoints two AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers JHI SE to be the primary beneficiary of AICF.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations when realised.

For the year ended 31 March 2012, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

James Hardie Industries SE

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie Industries SE

Workers’ Compensation

Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statement of operations.

James Hardie Industries SE

AICF – Other Assets and Liabilities

Other assets and liabilities of AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. ASU No. 2011-04 is effective for the interim and annual periods beginning on or after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

James Hardie Industries SE

3. Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Cash at bank and on hand	$256.1	$9.5
Short-term deposits	9.3	9.1

Total cash and cash equivalents	$265.4	$18.6

4. Restricted Cash

Included in restricted cash and cash equivalents is US$5.2 million and US$5.3 million related to an insurance policy at 31 March 2012 and 2011, respectively, which restricts the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents at 31 March 2012 is US$138.7 million related to the Company’s early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

5. Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Trade receivables	$123.3	$118.3
Other receivables and advances	16.7	22.5
Allowance for doubtful accounts	(2.3)	(2.7)

Total accounts and other receivables	$137.7	$138.1

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie Industries SE

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2012	2012

Balance at beginning of period	$2.7	$2.3
Charged to expense	—	0.4
Recoveries	(0.4)	—

Balance at end of period	$2.3	$2.7

6. Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Finished goods	$117.9	$104.5
Work-in-process	9.0	5.9
Raw materials and supplies	67.4	57.3
Provision for obsolete finished goods and raw materials	(5.3)	(6.2)

Total inventories	$189.0	$161.5

James Hardie Industries SE

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction In Progress[1]	Total

Balance at 31 March 2010:
Cost	$18.1	$205.2	$897.9	$47.7	$1,168.9
Accumulated depreciation	—	(57.0)	(401.3)	—	(458.3)

Net book value	18.1	148.2	496.6	47.7	710.6

Changes in net book value:
Capital expenditures	0.2	4.4	58.9	(13.2)	50.3
Retirements and sales	—	—	(0.7)	—	(0.7)
Depreciation	—	(9.5)	(53.4)	—	(62.9)
Foreign currency translation adjustments	—	—	10.4	—	10.4

Total changes	0.2	(5.1)	15.2	(13.2)	(2.9)

Balance at 31 March 2011:
Cost	18.3	209.6	966.5	34.5	1,228.9
Accumulated depreciation	—	(66.5)	(454.7)	—	(521.2)

Net book value	$18.3	$143.1	$511.8	$34.5	$707.7

Changes in net book value:
Capital expenditures	—	—	28.6	7.2	35.8
Retirements and sales	—	—	(0.3)	—	(0.3)
Depreciation	—	(8.8)	(56.4)	—	(65.2)
Impairment of long-lived assets	—	—	(14.3)	—	(14.3)
Foreign currency translation adjustments	—	—	1.8	—	1.8

Total changes	—	(8.8)	(40.6)	7.2	(42.2)

Balance at 31 March 2012:
Cost	18.3	209.6	982.3	41.7	1,251.9
Accumulated depreciation	—	(75.3)	(511.1)	—	(586.4)

Net book value	$18.3	$134.3	$471.2	$41.7	$665.5

[1]	Construction in progress consists of plant expansions and upgrades.

Depreciation expense for the year ended 31 March 2012 was US$65.2 million. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$2.3 million and US$2.4 million as of 31 March 2012 and 2011, respectively.

Impairment of Long-Lived Assets

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012 related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

James Hardie Industries SE

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Trade creditors	$67.3	$57.7
Other creditors and accruals	25.3	48.7

Total accounts payable and accrued liabilities	$92.6	$106.4

9. Long-Term Debt

At 31 March 2012, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

At 31 March 2012, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil and 1.02% at 31 March 2012 and 2011, respectively, and the weighted average term of all debt facilities is 0.9 years at 31 March 2012. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

On 28 March 2012, US$40.0 million of the Company’s unutilised credit facilities with a maturity of February 2013 were cancelled. The Company did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to the Company.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding

James Hardie Industries SE

assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

10. Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.8 million and US$0.9 million as of 31 March 2012 and 2011, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Balance at beginning of period	$26.2	$24.9	24.9
Accruals for product warranties	13.1	9.1	8.1
Settlements made in cash or in kind	(12.3)	(7.8)	(8.4)
Foreign currency translation adjustments	—	—	0.3

Balance at end of period	$27.0	$26.2	$24.9

James Hardie Industries SE

11. Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Change in estimates:
Change in actuarial estimate – asbestos liability	$(67.8)	$9.8	$(3.8)
Change in actuarial estimate – insurance receivable	49.8	(0.5)	1.9
Change in estimate – AICF claims-handling costs	8.4	12.2	(1.4)

Subtotal – Change in estimates	(9.6)	21.5	(3.3)

Loss on foreign currency exchange	(6.2)	(107.3)	(220.9)

Total Asbestos Adjustments	$(15.8)	$(85.8)	$(224.2)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

James Hardie Industries SE

	31 March
(Millions of US dollars)	2012	2011
Asbestos liability – current	$(125.3)	$(111.1)
Asbestos liability – non-current	(1,537.3)	(1,587.0)

Asbestos liability – Total	(1,662.6)	(1,698.1)

Insurance receivable – current	19.9	13.7
Insurance receivable – non-current	208.6	188.6

Insurance receivable – Total	228.5	202.3

Workers’ compensation asset – current	0.5	0.3
Workers’ compensation asset – non-current	83.4	90.4
Workers’ compensation liability – current	(0.5)	(0.3)
Workers’ compensation liability – non-current	(83.4)	(90.4)

Workers’ compensation – Total	—	—

Loan facility	(30.9)	—
Other net liabilities	(2.3)	(1.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	65.0	61.9

Net AFFA liability	$(1,402.3)	$(1,435.2)

Deferred income taxes – current	23.0	10.5
Deferred income taxes – non-current	421.5	451.4

Deferred income taxes – Total	444.5	461.9

Income tax payable	18.5	18.6

Net Unfunded AFFA liability, net of tax	$(939.3)	$(954.7)

On 1 July 2011, the Company contributed US$51.5 million to AICF in accordance with the terms of the AFFA.

On 2 April 2012, the Company contributed US$138.7 million to AICF, representing 35% of the total cash received from the ATO, resulting from the favourable outcome of RCI’s appeal of the 1999 disputed amended tax assessment. Readers are referred to Note 14 for additional information on RCI’s appeal of the ATO’s amended tax assessment.

James Hardie Industries SE

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2012.

The changes in the asbestos liability for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)
Asbestos claims paid[1]		99.1	0.9573	103.5
AICF claims-handling costs incurred[1]		2.7	0.9573	2.8
Change in actuarial estimate[2]		(65.2)	0.9614	(67.8)
Change in estimate of AICF claims-handling costs[2]		8.1	0.9614	8.4
Loss on foreign currency exchange				(11.4)

Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2011	A$	195.7	0.9676	$202.3
Insurance recoveries[1]		(23.9)	0.9573	(25.0)
Change in actuarial estimate[2]		47.9	0.9614	49.8
Gain on foreign currency exchange				1.4

Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5

Included in insurance receivable is US$8.4 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries SE

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2011	A$	446.9	0.9676	$461.9
Amounts offset against income tax payable[1]		(22.1)	0.9573	(23.1)
AICF earnings¹		2.5	0.9573	2.6
Gain on foreign currency exchange				3.1

Deferred tax assets – 31 March 2012	A$	427.3	0.9614	$444.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate at 31 March 2012 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2012 and 2011, this amount was US$23.1 million and US$21.1 million, respectively. During the year ended 31 March 2012, there was a US$0.6 million favourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.3 million and US$2.5 million at 31 March 2012 and 2011, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of nil and US$1.3 million at 31 March 2012 and 2011, respectively. During the year ended 31 March 2012, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

At 31 March 2012, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.1 million. This appreciation in the fair value of investments are recorded in Other Comprehensive Income.

James Hardie Industries SE

The changes in the restricted cash and short-term investments of AICF for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	A$	59.9	0.9676	$61.9
Asbestos claims paid[1]		(99.1)	0.9573	(103.5)
Payments received in accordance with AFFA[2]		48.9	0.9487	51.5
AICF operating costs paid – claims-handling[1]		(2.7)	0.9573	(2.8)
AICF operating costs paid – non claims-handling[1]		(2.7)	0.9573	(2.8)
Insurance recoveries[1]		23.9	0.9573	25.0
Interest and investment income[1]		3.2	0.9573	3.3
Unrealised gain on investments[1]		0.1	0.9573	0.1
Proceeds from loan facility²		29.7	0.9281	32.0
Other[1]		1.3	0.9573	1.4
Loss on foreign currency exchange				(1.1)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$	62.5	0.9614	$65.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate on the date the transaction occurred is used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2012. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.6 billion (US$1.7 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2012 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie Industries SE

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2012, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$386.0 million (US$401.5 million) after making a general credit risk allowance for insurance carriers for A$44.8 million (US$46.6 million) and an allowance for A$53.9 million (US$56.1 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.4 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.3 billion (US$4.5 billion) as of 31 March 2012. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries SE

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2012		2011		2010		2009		2008

Number of open claims at beginning of period		564		529		534		523		490
Number of new claims		456		494		535		607		552
Number of closed claims		428		459		540		596		519
Number of open claims at end of period		592		564		529		534		523
Average settlement amount per settled claim	A$	218,610	A$	204,366	A$	190,627	A$	190,638	A$	147,349
Average settlement amount per case closed	A$	198,179	A$	173,199	A$	171,917	A$	168,248	A$	126,340

Average settlement amount per settled claim	US$	228,361	US$	193,090	US$	162,250	US$	151,300	US$	128,096
Average settlement amount per case closed	US$	207,019	US$	163,642	US$	146,325	US$	133,530	US$	109,832

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$332.9 million, based on the exchange rate at 31 March 2012).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2012, the discounted value of insurance policies was A$209.9 million (US$218.3 million, based on the exchange rate at 31 March 2012).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

James Hardie Industries SE

In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable.

On 17 February 2012, AICF made an initial drawing of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate on 17 February 2012) under the Facility. On 3 April 2012, all amounts outstanding under the Facility were fully repaid.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

James Hardie Industries SE

12. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income (Expense). At 31 March 2012, the Company had interest rate swap contracts with a total notional principal of US$100.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

James Hardie Industries SE

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 March 2012 the weighted average fixed interest rate of these contracts is 2.5% and the weighted average remaining life is 1.4 years. These contracts have a fair value of US$3.1 million, which is included in Accounts Payable. For the year ended 31 March 2012 and 2011, the Company included in Other Income (Expense) an unrealised gain of US$3.0 million and an unrealised loss of US$3.8 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$7.5 million and US$3.9 million for the year ended 31 March 2012 and 2011, respectively.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2012 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 31 March 2012	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$265.4	$265.4	$—	$—
Restricted cash and cash equivalents	202.9	202.9	—	—
Restricted short-term investments	6.0	—	6.0	—

Total Assets	$474.3	$468.3	$6.0	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	3.1	—	3.1	—

Total Liabilities	$3.1	$—	$3.1	$—

13. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including putative class action lawsuits and litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the

James Hardie Industries SE

allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers

James Hardie Industries SE

also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal has not delivered judgment on these matters.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the continued proceedings involving the seven former non-executive directors and the former executive.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

The Company is involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims. The Company recognises a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and whether the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, the Company is unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Potential losses arising from both unasserted claims and asserted claims could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

James Hardie Industries SE

Historically, the Company had and continues to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. The Company records an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although the Company has historically had access to recoveries from third-parties, the Company could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company also receives general liability claims for which third-party recoveries are not available. In these instances, the Company recognises a loss for claims that are reasonably estimable.

For all claims, the Company adjusts its estimates based on new information as it becomes available and increases or decreases the related loss reserves and asset recoveries with a corresponding adjustment to selling, general and administrative expenses until each claim is ultimately settled.

The Company has made a provision for asserted and unasserted general liability claims that are reasonably estimable within Other Current and Other Non-current Liabilities, with a corresponding receivable for third-party recoveries being recognised within Other Current Assets at 31 March 2012.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2012:

Years ending 31 March (Millions of US dollars):
2013	$18.4
2014	17.0
2015	15.8
2016	14.8
2017	6.2
Thereafter	18.1

Total	$90.3

Rental expense amounted to US$16.0 million, US$15.3 million and US$13.2 million for the years ended 31 March 2012, 2011 and 2010, respectively.

James Hardie Industries SE

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2012.

14. Australian Taxation Office – Amended Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office (“ATO”) with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company expensed payments of GIC to the ATO as incurred.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

James Hardie Industries SE

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favor.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

During the fourth quarter ended 31 March 2012, the company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, totaling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

James Hardie Industries SE

15. Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Income (loss) from operations before income taxes:
Domestic[1]	$97.1	$66.5	$12.8
Foreign	54.0	30.1	(31.5)

Total income (loss) before income taxes	$151.1	$96.6	$(18.7)

Income tax benefit (expense):
Current:
Domestic[1]	$(2.5)	$(15.6)	$0.6
Foreign	454.3	(447.4)	(137.7)

Current income tax benefit (expense)	451.8	(463.0)	(137.1)

Deferred:
Domestic[1]	(4.2)	(22.2)	(0.9)
Foreign	5.6	41.6	71.8

Deferred income tax benefit	1.4	19.4	70.9

Total income tax benefit (expense)	$453.2	$(443.6)	$(66.2)

[1]

Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011. For fiscal year 2010, domestic represents The Netherlands.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries SE

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Income tax (expense) benefit at statutory tax rates	$(28.4)	$(18.3)	$8.3
US state income taxes, net of the federal benefit	(0.8)	(1.7)	(3.7)
Asbestos – effect of foreign exchange	(1.9)	(31.7)	(66.4)
Benefit from Dutch financial risk reserve regime	—	—	3.2
Expenses not deductible	(0.7)	(4.0)	(3.7)
Non-assessable items	0.4	—	2.0
Income (losses) not available for carryforward	1.1	0.7	(0.6)
Repatriation of foreign earnings	(0.1)	(32.6)	—
Change in reserves	1.0	(0.2)	(2.2)
Amortisation of intangibles	1.7	(5.9)	—
Taxes on foreign income	2.6	(2.0)	(1.6)
State amended returns and audit	(0.5)	—	(2.2)
Tax assessment in dispute	478.4	(349.1)	—
Other permanent items	0.4	1.2	0.7

Total income tax expense	$453.2	$(443.6)	$(66.2)

Effective tax rate	299.9%	-459.2%	354.0%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Deferred tax assets:
Asbestos liability	$444.5	$461.9
Other provisions and accruals	49.0	35.7
Net operating loss carryforwards	11.0	32.5
Capital loss carryforwards	34.5	34.3

Total deferred tax assets	539.0	564.4
Valuation allowance	(42.1)	(43.1)

Total deferred tax assets, net of valuation allowance	496.9	521.3

Deferred tax liabilities:
Depreciable and amortisable assets	(117.3)	(114.9)
Unremitted earnings	—	(32.6)
Other	(8.6)	(4.2)

Total deferred tax liabilities	(125.9)	(151.7)

Net deferred tax assets	$371.0	$369.6

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance decreased by US$1.0 million during fiscal year 2012 due to foreign currency movements.

James Hardie Industries SE

At 31 March 2012, the Company had a US tax loss carry-forward of US$7.4 million that will expire in 2031 and a US tax loss of US$5.8 million in respect of which a benefit will be recorded in additional paid in capital when the loss is realised.

At 31 March 2012, the Company had US$115.1 million in Australian capital loss carry-forwards which will never expire. At 31 March 2012, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2012, the Company had European tax loss carry-forwards of approximately US$28.9 million that are available to offset future taxable income, of which US$23.3 million will never expire. Carry-forwards of US$5.6 million will expire in fiscal years 2015 through 2018. At 31 March 2012, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2012. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2012, the undistributed earnings of non-Irish subsidiaries approximated US$236.9 million. Except for the undistributed earnings of the Company’s US subsidiaries and of RCI, the Company intends to indefinitely reinvest its undistributed earnings of non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2012, 2011 and 2010, the Company recorded an income tax expense of US$0.5 million, nil and US$2.2 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2008.

James Hardie Industries SE

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2012.

James Hardie Industries SE

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties

Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	1.2	—
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at 31 March 2010	$7.7	$(26.9)

Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	—
Additions for tax positions of prior year	—	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	—
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

As of 31 March 2012, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$2.6 million and US$0.9 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2012 and 2011, the total amount of interest and penalties recognised in income tax expense was US$6.1 million and US$195.6 million, respectively.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries SE

16. Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.1 million, US$11.3 million and US$9.3 million for the years ended 31 March 2012, 2011 and 2010, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$7.8 million, US$9.1 million and US$7.7 million for the years ended 31 March 2012, 2011 and 2010, respectively. Included in stock-based compensation expense for the years ended 31 March 2012, 2011 and 2010 is an expense of US$3.3 million, US$2.2 million and US$1.6 million, respectively, related to liability-classified awards. As of 31 March 2012, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$8.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

JHI SE 2001 Equity Incentive Plan

Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 285,358 and 348,426 restricted stock units to its employees in the years ended 31 March 2012 and 2011, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2012, there were 617,316 restricted stock units outstanding under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.

As of 31 March 2012, the Company had granted 6,116,375 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

James Hardie Industries SE

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2012, there were 1,760,600 options and 3,060,195 restricted stock units outstanding under the LTIP.

Stock Options

There were no stock options granted during the years ended 31 March 2012, 2011 and 2010. The following table summarises the Company’s stock options available for grant and the activity in the Company’s outstanding options during the noted period:

		Outstanding Options
	Shares Available for Grant	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159

Balance at 31 March 2011	26,756,207	11,355,295	7.40

Exercised		(1,682,841)	6.25
Forfeited		(587,314)	7.76
Forfeitures available for re-grant	587,314

Balance at 31 March 2012	27,343,521	9,085,140	7.59

The total intrinsic value of stock options exercised was A$2.0 million, A$0.6 million and A$4.7 million for the years ended 31 March 2012, 2011 and 2010, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$0.4 million and US$0.9 million for the years ended 31 March 2012, 2011 and 2010, respectively.

James Hardie Industries SE

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2012:

	Options Outstanding				Options Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)

5.99	903,250	2.7	5.99	1,526,493	903,250	5.99	1,526,493
6.30	93,000	2.9	6.30	128,340	93,000	6.30	128,340
6.38	1,482,235	5.7	6.38	1,926,906	1,482,235	6.38	1,926,906
6.45	191,000	0.7	6.45	234,930	191,000	6.45	234,930
7.05	1,479,250	1.7	7.05	931,928	1,479,250	7.05	931,928
7.83	1,016,000	5.4	7.83	—	908,358	7.83	—
8.40	2,027,305	4.6	8.40	—	2,027,305	8.40	—
8.90	1,878,100	3.7	8.90	—	1,878,100	8.90	—
9.50	15,000	3.9	9.50	—	15,000	9.50	—

Total	9,085,140	3.9	7.59	4,748,597	8,977,498	7.59	4,748,597

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.68 as of 31 March 2012, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (US$)
Non-vested at 31 March 2010	4,736,721	4.57

Granted	2,107,077	6.11
Vested	(970,793)	3.90
Forfeited	(760,910)	4.60

Non-vested at 31 March 2011	5,112,095	4.52

Granted	1,303,209	4.92
Vested	(2,527,601)	3.13
Forfeited	(210,192)	5.35

Non-vested at 31 March 2012	3,677,511	5.57

James Hardie Industries SE

Restricted Stock – service vesting

The Company granted restricted stock units with a service vesting condition to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted

17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426
7 December 2011	2001 Equity Incentive Plan	281,556
5 March 2012	2001 Equity Incentive Plan	3,802

		3,870,983

On 30 May 2011, 925,024 restricted stock units (service vesting) that were previously granted on 29 May 2009 became fully vested and the underlying common stock was issued.

On 7 December 2011, 81,619 and 55,404 restricted stock units (service vesting) that were previously granted on 7 December 2010 and 2009, respectively, became fully vested and the underlying common stock was issued.

On 17 December 2011, 316,283 restricted stock units (service vesting) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

In addition, 281,556 restricted stock units (service vesting) were granted to employees on 7 December 2011 under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting

On 7 June 2011 and 2010, the Company granted 63,146 and 807,457 restricted stock units, respectively, with a performance vesting condition under the 2006 Long-Term Incentive Plan (LTIP) to senior executives and managers of the Company. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of each of the award recipients. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the performance period.

When the scorecard is applied at the vesting date, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the vesting date.

James Hardie Industries SE

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 954,705 and 951,194 restricted stock units (market condition) to senior executives on 15 September 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2012 and 2011:

Date of grant	15 Sep 2011	15 Sep 2010
Dividend yield (per annum)	2.0%	0.0%
Expected volatility	51.9%	50.6%
Risk free interest rate	1.0%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	5.64	5.94
Number of restricted stock units	954,705	951,194

On 15 September 2011, 760,037 restricted stock units (market condition) that were previously granted on 15 September 2008 became fully vested and the underlying common stock was issued.

On 17 December 2011, 385,288 restricted stock units (market condition) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 716,536 and 821,459 Scorecard LTI units during the years ended 31 March 2012 and 2011, respectively, which provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Cash Settled Units

The Company granted 2,488 and 450 cash settled units (service vesting) to employees during the years ended 31 March 2012 and 2011, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

17. Capital Management and Dividends

On 17 May 2011, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The Company acquired approximately 3.4 million shares of its common stock during the year ended 31 March 2012.

The acquired shares had an aggregate cost of A$19.1 million (US$19.0 million) and the average price paid per share of common stock was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

James Hardie Industries SE

The total shares of common stock acquired by the Company under its share buyback program to date represent 0.8% of the Company’s issued capital.

On 23 January 2012, the Company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

On 18 May 2012, the Company announced a dividend of US38.0 cents per security. The dividend was declared in United States currency and will be paid on 23 July 2012, with a record date of 29 June 2012.

18. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA & Europe Fibre Cement	$862.0	$814.0	$828.1
Asia Pacific Fibre Cement	375.5	353.0	296.5

Worldwide total	$1,237.5	$1,167.0	$1,124.6

James Hardie Industries SE

	Income (Loss) Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA & Europe Fibre Cement[2,3]	$148.4	$160.3	$208.5
Asia Pacific Fibre Cement[2]	80.3	79.4	58.7
Research and Development[2]	(20.7)	(20.1)	(19.0)

Segments total	208.0	219.6	248.2
General Corporate[4]	(52.5)	(114.9)	(269.2)

Total operating income (loss)	155.5	104.7	(21.0)
Net interest expense[5]	(7.4)	(4.4)	(4.0)
Other income (expense)	3.0	(3.7)	6.3

Worldwide total	$151.1	$96.6	$(18.7)

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2012	2011

USA & Europe Fibre Cement	$749.1	$752.0
Asia Pacific Fibre Cement	238.4	235.0
Research and Development	15.6	14.4

Segments total	1,003.1	1,001.4
General Corporate[6,7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA	$833.9	$789.2	$808.9
Australia	282.4	266.4	214.3
New Zealand	54.4	52.9	50.6
Other Countries	66.8	58.5	50.8

Worldwide total	$1,237.5	$1,167.0	$1,124.6

James Hardie Industries SE

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2012	2011

USA	$748.5	$752.1
Australia	160.5	155.5
New Zealand	43.7	45.8
Other Countries	50.4	48.0

Segments total	1,003.1	1,001.4
General Corporate[6,7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

[1]	Export sales and inter-segmental sales are not significant.
[2]

Research and development costs of US$10.1 million, US$9.7 million and US$10.4 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.6 million, US$1.4 million and US$1.0 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$18.7 million, US$16.9 million and US$15.7 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.0 million, US$3.2 million and US$3.3 million in fiscal years 2012, 2011 and 2010, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$30.4 million, US$28.0 million and US$27.1 million for the years ended 31 March 2012, 2011 and 2010, respectively.

[3]	Included in the USA and Europe Fibre Cement segment for the year ended 31 March 2012 is an impairment charge of US$14.3 million.
[4]

The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

[5]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$3.3 million, US$4.3 million and US$3.3 million in fiscal years 2012, 2011 and 2010, respectively. See Note 11.

[6]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

James Hardie Industries SE

[7]	Asbestos-related assets at 31 March 2012 and 2011 are US$825.2 million and US$819.7 million, respectively, and are included in the General Corporate segment.

Concentrations of Risk

The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

These two customers’ accounts receivable represented 21% and 20% of the Company’s trade accounts receivable at 31 March 2012 and 2011, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2012		2011		2010
		%		%		%
Customer A	$207.4	16.8%	$208.9	17.9%	$224.4	20.0%
Customer B	135.7	11.0%	134.0	11.5%	144.5	12.8%

	$343.1		$342.9		$368.9

Approximately 33% of the Company’s fiscal year 2012 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

19. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following components:

(Millions of US dollars)	31 March 2012	31 March 2011
Pension and post-retirement benefit adjustments	$(0.3)	$(0.3)
Unrealised gain on investments	2.6	2.5
Foreign currency translation adjustments	47.1	53.0

Total accumulated other comprehensive income	$49.4	$55.2

20. Acquisitions

In March 2012, the Company entered into an agreement to acquire the assets of a US business engaged in the pultrusion of fibreglass profiles. The Company made a deposit on the acquisition of US$14.4 million during the fourth quarter of the 2012 financial year. The deposit is reflected within other non-current assets on the consolidated balance sheet at 31 March 2012. The acquisition was completed during the first quarter of the 2013 fiscal year. Accordingly, the Company expects to recognise a preliminary allocation of the estimated purchase consideration in its condensed consolidated financial statements as of and for the three months ending 30 June 2012.

James Hardie Industries SE

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors

James Hardie Industries SE

may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.